Exhibit 99.1

Allot Announces
Second Quarter 2018 Financial Results

Revenues increased 18% Year over Year with Continued Improvement in Margins

Hod Hasharon, Israel – August 7, 2018 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a global provider of leading innovative network intelligence and security solutions for service providers worldwide, today announced its second quarter 2018 financial results.

 Q2 2018 – Financial Highlights

•	Revenues were $23.0 million, up 18% year-over-year;
•	GAAP gross margin improved to 70.8% up from 65.8% in Q2 2017;
•	Non-GAAP gross margin was 72.2% up from 67.6%in Q2 2017;
•	GAAP operating loss narrowed to $2.8 million compared to $3.8 million in Q2 2017;
•	Non-GAAP operating loss narrowed to $1.3 million compared to $2.4 million in Q2 2017;
•	Book-to-bill was above one for the sixth consecutive quarter;
•	Cash and cash equivalents increased to $105.9 million;
Financial Outlook

•	Management continues to expect 2018 revenues to grow to between $91 - 95 million, with revenues trending toward the upper half of the range;
•	2018 Book to Bill is expected at above 1;

Management Comment

Erez Antebi, President & CEO of Allot, commented:

“I am very pleased with our progress as demonstrated through our second quarter results, which represent another quarter of growth and improvement in margins. We are investing additional resources in pursuing and capturing the increasing growth opportunities we see in our end markets. We expect these investments to continue to bring us growth.

“Much of our growth in the first half of the year came from actionable intelligence use cases and we are pleased with our improvements in this market segment. Furthermore, we are very encouraged by the market traction we are seeing for our security solutions. We expect to announce soon a new unified security deal for Telefonica Spain. We look forward to close additional security deals over the quarters and years ahead.”

Q2 2018 Financial Results Summary

Total revenues for the second quarter of 2018 were $23.0 million, up 18% compared to $19.5 million in the second quarter of 2017.

Gross profit on a GAAP basis for the second quarter of 2018 was $16.3 million (gross margin of 70.8%), a 27% improvement compared with $12.8 million (gross margin of 65.8%) in the second quarter of 2017.

Gross profit on a non-GAAP basis for the second quarter of 2018 was $16.6 million (gross margin of 72.2%), a 26% improvement compared with $13.2 million (gross margin of 67.6%) in the second quarter of 2017. The higher level of gross margin represents a favorable sales mix in the quarter.

Net loss on a GAAP basis for the second quarter of 2018 was $2.4 million, or $0.07 per basic share, an improvement compared with a net loss of $4.0 million, or $0.12 per basic share, in the second quarter of 2017.

Non-GAAP net loss for the second quarter of 2018 was $1.2 million, or $0.04 per basic share, an improvement compared with a non-GAAP net loss of $2.3 million, or $0.07 per basic share, in the second quarter of 2017.

Cash and investments as of June 30, 2018 totaled $105.9 million, compared to $104.7 million in March 31, 2018.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss second quarter 2018 earnings results today, August 7, 2018 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US: +1-888-668-9141, UK: +44(0) 800-917-5108, Israel: +972-3-918-0609.

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot Communications website at: http://investors.allot.com/index.cfm

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure. For more information, visit www.allot.com

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, restructuring expenses, changes in taxes related items and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Vered Zur VP Marketing vzur@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Revenues	$23,003	$19,502	$44,735	$37,937
Cost of revenues	6,712	6,662	13,636	12,980
Gross profit	16,291	12,840	31,099	24,957

Operating expenses:
Research and development costs, net	6,298	5,364	12,091	10,897
Sales and marketing	10,182	8,747	20,215	17,727
General and administrative	2,579	2,519	5,045	5,060
Total operating expenses	19,059	16,630	37,351	33,684
Operating loss	(2,768)	(3,790)	(6,252)	(8,727)
Financial and other income, net	806	112	1,036	474
Loss before income tax expenses	(1,962)	(3,678)	(5,216)	(8,253)

Tax expenses	455	352	887	854
Net Loss	(2,417)	(4,030)	(6,103)	(9,107)

Basic net loss per share	$(0.07)	$(0.12)	$(0.18)	$(0.27)

Diluted net loss per share	$(0.07)	$(0.12)	$(0.18)	$(0.27)

Weighted average number of shares used in
computing basic net loss per share	33,655,940	33,200,982	33,606,236	33,146,715

Weighted average number of shares used in
computing diluted net loss per share	33,655,940	33,200,982	33,606,236	33,146,715

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

GAAP Revenues	$23,003	$19,502	$44,735	$37,937
Fair value adjustment for acquired deferred revenues write down	-	13	-	37
Non-GAAP Revenues	$23,003	$19,515	$44,735	$37,974

GAAP cost of revenues	$6,712	$6,662	$13,636	$12,980
Share-based compensation (1)	(90)	(96)	(170)	(192)
Amortization of intangible assets (2)	(232)	(242)	(465)	(474)
Non-GAAP cost of revenues	$6,390	$6,324	$13,001	$12,314

GAAP gross profit	$16,291	$12,840	$31,099	$24,957
Gross profit adjustments	$322	351	635	703
Non-GAAP gross profit	$16,613	$13,191	$31,734	$25,660

GAAP operating expenses	$19,059	$16,630	$37,351	$33,684
Share-based compensation (1)	(630)	(870)	(1,254)	(1,618)
Amortization of intangible assets (2)	(175)	(135)	(350)	(269)
Expenses related to M&A activities (3)	(151)	-	(189)	(89)
Changes in tax related items (4)	(170)	-	(170)	-
Non-GAAP operating expenses	$17,933	$15,625	$35,388	$31,708

GAAP financial and other income	$806	$112	$1,036	$474
Expenses related to M&A activities (3)	(292)	306	(142)	379
Non-GAAP Financial and other income	$514	$418	$894	$853

GAAP taxes on income	$455	$352	$887	$854
Tax expenses (in respect of net deferred tax asset recorded)	(19)	(64)	(38)	(130)
Non-GAAP taxes on income	$436	$288	$849	$724

GAAP Net Loss	$(2,417)	$(4,030)	$(6,103)	$(9,107)
Share-based compensation (1)	720	966	1,424	1,810
Amortization of intangible assets (2)	407	377	815	743
Expenses related to M&A activities (3)	(141)	306	47	468
Changes in tax related items (4)	170	-	170	-
Fair value adjustment for acquired deferred revenues write down	-	13	-	37
Tax expenses in respect of net deferred tax asset recorded	19	64	38	130
Non-GAAP Net income (Loss)	$(1,242)	$(2,304)	$(3,609)	$(5,919)

GAAP Loss per share (diluted)	$(0.07)	$(0.12)	$(0.18)	$(0.27)
Share-based compensation	0.02	0.03	0.04	0.05
Amortization of intangible assets	0.01	0.01	0.02	0.02
Expenses related to M&A activities	(0.01)	0.01	0.00	0.01
Fair value adjustment for acquired deferred revenues write down	-	0.00	-	0.00
Changes in taxes and headcount related items	0.01	0.00	0.01	0.00
Tax benefit (in respect of net deferred tax asset recorded)	0.00	0.00	-	0.01
Non-GAAP Net loss per share (diluted)	(0.04)	$(0.07)	$(0.11)	$(0.18)

Weighted average number of shares used in computing GAAP diluted net loss per share	33,655,940	33,200,982	33,606,236	33,146,715

Weighted average number of shares used in computing non-GAAP diluted net loss per share	33,655,940	33,200,982	33,606,236	33,146,715

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	March 31,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$90	$96	$170	$192
Research and development costs, net	171	217	326	446
Sales and marketing	215	246	437	487
General and administrative	244	407	491	685
	$720	$966	$1,424	$1,810

(2) Amortization of intangible assets
Cost of revenues	$232	$242	$465	$474
Sales and marketing	175	135	350	269
	$407	$377	$815	$743

(3) Expenses related to M&A activities
General and administrative	$-	$-	$38	$89
Research and development costs, net	151	-	151	-
Financial expenses (income)	(292)	306	(142)	379
	$(141)	$306	$47	$468

(4) Changes in tax related items
Sales and marketing	$100	$-	$100	$-
General and administrative	70	-	70	-
	$170	$-	$170	$-

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,371	$15,342
Short term deposits	20,943	31,043
Restricted deposit	580	428
Marketable securities	64,037	63,194
Trade receivables, net	24,626	22,737
Other receivables and prepaid expenses	2,772	2,649
Inventories	8,010	7,897
Total current assets	141,339	143,290

LONG-TERM ASSETS:
Severance pay fund	298	302
Deferred taxes	263	301
Other assets	742	1,135
Total long-term assets	1,303	1,738

PROPERTY AND EQUIPMENT, NET	5,482	5,002
GOODWILL AND INTANGIBLE ASSETS, NET	38,208	34,495

Total assets	$186,332	$184,525

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$6,357	$5,857
Deferred revenues	11,828	11,370
Other payables and accrued expenses	19,479	14,277
Total current liabilities	37,664	31,504

LONG-TERM LIABILITIES:
Deferred revenues	4,382	3,878
Accrued severance pay	769	747
Other long term liabilities	5,236	5,267
Total long-term liabilities	10,387	9,892

SHAREHOLDERS' EQUITY	138,281	143,129

Total liabilities and shareholders' equity	$186,332	$184,525

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net Loss	$(2,417)	$(4,030)	$(6,103)	$(9,107)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	555	535	1,053	1,065
Stock-based compensation related to options granted to employees	720	966	1,424	1,809
Amortization of intangible assets	407	376	815	743
Capital loss	36	3	39	7
Decrease (Increase) in accrued severance pay, net	(7)	56	26	84
Decrease (Increase) in other assets	(395)	258	393	566
Decrease in accrued interest and amortization of premium on marketable securities	169	376	415	502
Decrease in trade receivables	(2,635)	(1,469)	(1,889)	(209)
Decrease (Increase) in other receivables and prepaid expenses	1,597	1,028	(282)	406
Decrease (Increase) in inventories	164	(2,087)	(113)	(2,849)
Decrease in long-term deferred taxes, net	19	67	38	134
Increase (Decrease) in trade payables	(113)	4,287	489	6,136
Increase (Decrease) in employees and payroll accruals	214	340	(285)	616
Increase (Decrease) in deferred revenues	943	(108)	1,674	(961)
Increase in other payables and accrued expenses	2,920	269	3,405	760
Net cash provided by (used in) operating activities	2,177	867	1,099	(298)

Cash flows from investing activities:
Increase in restricted deposit	(352)	-	(152)	-
Redemption of (Investment in) short-term deposits	(4,000)	4,805	10,100	5,278
Purchase of property and equipment	(874)	(949)	(1,568)	(1,760)
Investment in marketable securities	(10,896)	(8,950)	(17,957)	(15,538)
Proceeds from redemption or sale of marketable securities	11,422	7,662	16,413	12,411
Acquisitions	-	-	(3,048)	-
Net cash provided by (used in) investing activities	(4,700)	2,568	3,788	391

Cash flows from financing activities:

Exercise of employee stock options	59	17	142	41
Net cash provided by financing activities	59	17	142	41

Increase (Decrease) in cash and cash equivalents	(2,464)	3,452	5,029	134
Cash and cash equivalents at the beginning of the period	22,835	20,008	15,342	23,326
Cash and cash equivalents at the end of the period	$20,371	$23,460	$20,371	$23,460